Law Offices of
                      Paul, Hastings, Janofsky & Walker LLP
                              345 California Street
                      San Francisco, California 94104-2635
                            Telephone (415) 835-1600
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                              Internet www.phjw.com

                                  April 6, 2000

VIA EDGAR

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:  The Montgomery Funds - CIK No. 0000863435
     Request for Withdrawal of Registration Statement on Form N-1A File Nos. 33-34841 and 811-6011

Sir or Madam:

     On behalf of The Montgomery Funds (the "Registrant") and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the withdrawal of Post-Effective Amendment No. 71 (the
"Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"), as filed with the Commission under Rule 485(a) on March 16, 2000.

     The Amendment relates to certain updates, additions and revisions to the Registrant's combined prospectuses and the combined Statement of Additional Information for the Class R and Class P shares. Certain of these additions and revisions were disclosed in previously filed supplements to the Registrant's Registration Statement on Form N-1A, or have been approved by the shareholders of the relevant series of the Registrant. Consequently, the Amendment to the Registrant's Statement as filed with the Commission on March 16, 2000 was neither necessary nor required in the manner filed.

     Please address any comments or questions concerning this withdrawal request to the undersigned at (415) 835-1607 or to Thao H. Ngo at (415) 835-1649.

                                       Very truly yours,

                                       /s/ David A. Hearth
                                       for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Ann Oglanian, Esq.
    Thao H. Ngo and Julie Allecta, Esq.